Lockheed Martin Corporation

6801 Rockledge Drive Bethesda, MD 20817

Telephone 301-897-6052 Facsimile 301-897-6606

E-mail: stephen.m.piper@lmco.com

Stephen M. Piper

Vice President and Associate General Counsel, Corporate

22 March 2013

Filed Via Edgar

John Dana Brown, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lockheed Martin Corporation

Registration Statement on Form S-4
Filed 28 February 2013
File No. 333-186960

Form 10-K for Fiscal Year Ended December 31, 2012
Filed 28 February 2013
File No. 001-11437

Dear Mr. Brown:

Lockheed Martin Corporation (“Lockheed Martin”) advises the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that Lockheed Martin has received the Staff’s letter, dated 20 March 2013 (the “Comment Letter”), regarding the Staff’s review of Lockheed Martin’s Registration Statement on Form S-4 and Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Comment Letter requests that Lockheed Martin respond within ten (10) business days, or inform the Staff of when Lockheed Martin will provide a response.

As discussed between Mr. Christopher J. Gregoire of Lockheed Martin and Mr. Doug Jones of the Staff, Lockheed Martin requests until Friday, 5 April 2013, an additional two (2) business days, to respond to the Comment Letter due to the limited availability of certain members of Lockheed Martin’s management team. If this request is not acceptable, please do not hesitate to contact me at (301) 897-6052.

Sincerely,

/s/ Stephen M. Piper
Stephen M. Piper
Vice President & Associate General Counsel

cc:	Aamira Chaudhry
Doug Jones
J. Nolan McWilliams